Exhibit 99.(d)(12)

February 23, 2016

First Eagle Funds
1345 Avenue of the Americas
New York, NY 10105

Re: Investment Management Fee for First Eagle Fund of America (the “Fund”)

Dear First Eagle Funds:

This letter relates to the December 1, 2015 Investment Advisory Agreement (the “Agreement”) between First Eagle Funds on behalf of the Fund and First Eagle Investment Management, LLC (the “Investment Adviser”), which provides that the Fund will pay monthly an investment management fee at the annual rate of 1.00% of the first $1.5 billion of the average daily net assets of the Fund, 0.95% on the next $1 billion of the average daily net assets of the Fund, 0.90% on the next $2.5 billion of the average daily net assets of the Fund and 0.85% on the average daily net assets of the Fund in excess of $5 billion of the average daily net assets of the Fund.

Notwithstanding the foregoing, we intend by this letter to bind the Investment Adviser to a modification of the Agreement to provide instead for the Fund to pay monthly an investment management fee at the annual rate of 0.90% of the first $5 billion of the average daily net assets of the Fund, and 0.85% on the average daily net assets of the Fund in excess of $5 billion of the average daily net assets of the Fund.

Pursuant to the Board’s approval of the Fund of America management fee change in the December 17, 2015 Board meeting, we will consider us to be bound to this changed rate as of March 1, 2016. For the avoidance of doubt, this letter affects only the stated fee arrangement. No other provision of the Agreement is changed hereby.

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Bridget Macaskill
Name:	Bridget Macaskill
Title:	President and CEO